Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES EMERGENCE FROM CHAPTER 11
Mexico City, Mexico, D.F. May 31, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced today that on May 26, 2011 it officially concluded its reorganization efforts and emerged from its U.S. bankruptcy case. As previously announced, Satmex, together with its subsidiaries, Alterna’ TV Corporation and Alterna’ TV International Corporation, filed a prepackaged plan of reorganization (the “Plan”) under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011. The Plan was confirmed by the U.S. Bankruptcy Court in the District of Delaware on May 11, 2011 and became effective on May 26, 2011.
In accordance with the terms of the Plan, Satmex’s former First Priority Senior Secured Notes due 2011 were repaid in full from the net proceeds of $325 million in principal amount of new 9.5% senior secured notes due 2017 (the “Notes”), which were issued at par on May 5, 2011 by Satmex Escrow, S.A. de C.V., a bankruptcy-remote wholly owned subsidiary of Satmex. As set forth in the Plan, Satmex Escrow merged with and into Satmex in connection with the emergence of Satmex and its subsidiaries from Chapter 11. The Notes are Satmex’s only secured indebtedness.
The remaining net proceeds from the offering of the Notes and the proceeds of a completed $96.25 million rights offering of equity securities to holders of Satmex’s Second Priority Senior Secured Notes due 2013 were used to purchase 100% of the former equity in Satmex and will be used to fund the completion of the Satmex’s Satmex 8 satellite scheduled to be launched in 2012 to replace its Satmex 5 satellite and to position Satmex to pursue future growth opportunities.
“We are pleased to have so quickly completed this financial restructuring and have our plan confirmed by the Court only 35 days after our filing, particularly in light of its significant complexity. We now have the funding to finish the construction and launch of our Satmex 8 satellite as well as the financial flexibility to move forward with Satmex 7 at the appropriate time”, said Patricio E. Northland, Satmex Chief Executive Officer. “We are also fortunate to welcome new members to our Board of Directors, one of whom is Jim Frownfelter, who has over 25 years of experience in the technology and communications industry, including senior positions at Intelsat and PanAmSat. We particularly appreciate the support of the Mexican government throughout this process both as a regulator and a former shareholder,” added Mr. Northland.
“Centerbridge Partners, L.P. and the new equity holders, including both members of the De Alba family and the former holders of the Company’s 2006 Second Priority Senior Secured Notes, would like to thank the management team and all of the advisors who helped in this successful prepackaged plan of reorganization” said Jared Hendricks, a Managing Director of Centerbridge Partners, L.P. “The equity sponsors look forward to being part of Satmex’s continued investment and growth in providing fixed satellite, broadband satellite and programming distribution services.”
“Monarch is excited to continue its four year long investment in Satmex, now as a shareholder, and I am pleased to be joining the Board. We view this transaction as transformational, positioning Satmex for continued operational performance and the successful completion and launches of Satmex 8 and Satmex 7”, said Josiah Rotenberg, Managing Principal of Monarch Alternative Capital LP.

Lazard and its Mexican alliance partner, Alfaro, Davila y Rios, S.C. served as financial advisors to Satmex. Greenberg Traurig served as U.S. counsel and Rubio Villegas & Asociados served as Satmex’s Mexican counsel.
Jefferies & Company, Inc. served as the financial advisor to certain holders of the Second Priority Notes. Ropes & Gray LLP served as U.S. counsel and Cervantes Sainz as Mexican counsel to this group.
Dechert LLP served as U.S. counsel to certain holders of the First Priority Notes. Galicia Abogados, S.C. served as Mexican counsel to this group.
Bracewell & Giuliani LLP served as counsel to the Series B Directors of Satmex’s Board.
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.
Contact:
Satélites Mexicanos, S.A. de C.V.
Pablo Manzur Bernabeu, +52 (55) 2629 5800